3B

06003648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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HMR 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKim Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek (City) California (State) 94598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jordan Loewer (925) 937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Schonbraun McCann Group, L.L.P.
(Name – if individual, state last, first, middle name)

101 Eisenhower Pkwy. (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 200
WASH, D.C.
203

OATH OR AFFIRMATION

I, Jordan L. Loewer , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKim Capital Inc. , as of February 28 , 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director of Compliance
Title

State of California }
County of San Mateo }

On this 8th day of February 2006, before me, Richard F. Lechleitner, notary public

personally appeared Jordan L. Loewer known personally to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the entity upon behalf of which he acted, executed the instrument.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

RICHARD F. LECHLEITNER
Commission # 1345872
Notary Public - California
San Mateo County
My Comm. Expires Mar 9, 2006

(SEAL)

Notary Public
My Commission Expires 03/09/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietors Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

The Schonbraun McCann Group LLP

Real Estate Advisors ◇ Accounting Services

INDEPENDENT AUDITORS' REPORT

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

We have audited the accompanying balance sheet of McKim Capital, Inc. as of December 31, 2005 and the related statements of income and retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of McKim Capital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schonbraun McCann Group LLP

THE SCHONBRAUN McCANN GROUP LLP

Roseland, New Jersey
February 15, 2006

101 Eisenhower Parkway ◇ Roseland, NJ 07068 ◇ 973.364.0400 ◇ FAX: 973.364.8464 ◇ www.smgllp.com
New York ◇ New Jersey ◇ Florida

MCKIM CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets	
Cash	$29,107
Receivable - brokers	121,280
	$150,387

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued fees	$23,485
Stockholders' Equity	
Common shares, no par value; 500 - shares authorized, issued and outstanding	102,608
Retained earnings	24,294
	126,902
	$150,387

The accompanying notes are in integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commission income	$421,061
Fee income	1,083,756
Other income	982
	1,505,799
Expenses	
Wages and taxes	266,271
Commissions	121,963
Regulatory fees	22,014
Other expenses	29,299
	439,547
Net Income	1,066,252
Retained Earnings (deficit), beginning	(18,951)
Less: Distributions	1,023,007
Retained Earnings, ending	$24,294

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
(decrease) in cash

Cash Flows From Operating Activities:	
Net income	$1,066,252
Adjustments to reconcile net income to net cash provided by operating activities:	
Receivable - brokers	(61,424)
Accrued fees	14,837
Total adjustments	(46,587)
Net cash provided by operating activities	1,019,665
Cash Flows Used In Financing Activities	
Distributions	(1,023,007)
Net decrease in cash	(3,342)
Cash, beginning	32,449
Cash, ending	$29,107

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital
Balance, January 1, 2005	$22,000	$80,608
Consolidation of accounts	80,608	(80,608)
Balance, December 31, 2005	$102,608	$0

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Principal Business Activity

McKim Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscripers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act"). The Company also offers to its clients a number of products and services, including investment opportunities in Stock, Bonds, Mutual Funds, Unit Investment Trusts and Insurance.

The Company is a wholly owned subsidiary of Stellar McKim and Company, L.L.C. (the "parent").

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c. Concentrations

The Federal Deposit Insurance Corporation insures each of the Company's bank accounts up to a maximum of $ 100,000 in each bank. At December 31, 2005, there were no unisured cash balances.

2. BROKERS RECEIVABLE

The Company carry their brokers receivable at cost, and on a periodic basis, the Company evaluates their brokers receivables and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and the current credit conditions. No allowance for doubtful accounts was required.

The Schonbraun McCann Group LLP
Real Estate Advisors ◇ Accounting Services

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

Our report on our audit of the basic financial statement of McKim Capital, Inc. for the year ended December 31, 2005 appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 7 - 12 are presented for purposes for analysis and is not required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schonbraun McCann Group LLP
THE SCHONBRAUN McCANN GROUP LLP

Roseland, New Jersey
February 15, 2006

101 Eisenhower Parkway ◇ Roseland, NJ 07068 ◇ 973.364.0400 ◇ FAX: 973.364.8464 ◇ www.smgllp.com
New York ◇ New Jersey ◇ Florida

MCKIM CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

NET CAPITAL

Total stockholder's equity from statement of financial condition	$126,902
Qualifying subordinated liabilities	- -
Total equity and aloowable subordinated liabilities	126,902
Deductions and/or charges:	
Non-alowable assets	80,730
Other deductions/additions	- -
Total deductions and/or charges	80,730
Net capital before haircuts on securities positions	46,172
Haircuts on securities positions	600
Net Capital	$45,572

NET CAPITAL REQUIREMENT

Net capital	$45,572
Minimum net capital required	5,000
Excess net capital	$40,572

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE II
COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Indebtedness	
Customer cash balances	- -
Fails to receive	- -
Total Indebtedness	- -
Less, Cash in Customer Reserve Account	- -
Total Aggregate Indebtedness	23,485
Net Capital	$45,572
Ratio of Aggregated Indebtedness to Net Capital	51.53%

See Independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE III
STATEMENT OF MATERIAL DIFFERENCES IN RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKERS-DEALER'S CORRESPONDING UNAUDITED PART II AND PART IIA (SEC RULE 17A-5(D)(4))
YEAR ENDED DECEMBER 31, 2005

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2005 and the Broker - Dealer's corresponding Unaudited Part II of Net Capital (SEC Rule 17A-5(D)(4)).

MCKIM CAPITAL, INC.
SCHEDULE IV
STATEMENT OF MATERIAL INADEQUACIES FOUND TO HAVE EXISTED SINCE THE DATE OF PREVIOUS AUDIT
YEAR ENDED DECEMBER 31, 2005

At December 31, 2005, no material inadequacies were found to exist.

MCKIM CAPITAL, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

MCKIM CAPITAL, INC.
SCHEDULE VI
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc. on a fully disclosed basis.